FORESIGHT FUNDS, INC.
              CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS


I.   Covered Officers/Purpose of the Code

This code of ethics (the "Code") for Foresight Funds, Inc. (the "Fund") applies to the Fund's Principal Executive Officer, Principal Financial Officer and any other officer serving similar functions (the "Covered Officers", see Exhibit A) for the purpose of promoting:

     - honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     - full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the U.S. Securities and Exchange Commission ("SEC") and in other public communications made by the Fund;

     - compliance with applicable laws and governmental rules and regulations;

     - the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

     -    accountability for adherence to the Code.


II.  Conflicts of Interest

Each Covered Officer should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

The following list provides examples of conflicts of interest under the Code. These examples are not exhaustive; the common guiding principle being that the personal interest of a Covered Officer should not be placed improperly before the interest of the Fund.

Each Covered Officer shall:

     - not use his personal influence or personal relationships improperly to influence investment decisions or financial reporting by the Fund whereby the Covered Officer would benefit personally to the detriment of the Fund;

     - not cause the Fund to take action, or to fail to take action, for the personal benefit of the Covered Officer rather than for the benefit of the Fund;

     - not use material, non-public information conceening Fund portfolio transactions to trade personally or cause others to trade personally in anticipation of the market effect of such Fund transactions;


III. Disclosure and Compliance

In the interest of full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the U.S. Securities and Exchange Commission ("SEC") and in other public communications made by the Fund, each Covered Officer shall:

     - familiarize himself with the disclosure requirements generally applicable to the Fund.

     - not knowingly misrepresent, or cause others to misrepresent, facts about the Fund to others, including the Fund's directors and auditors, governmental regulators and self-regulatory organizations.

     - embrace the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents the Fund files with, or submits to, the SEC and in other public communications made by the Fund.

     - promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.


IV. Reporting and Accountability

The principal executive officer is responsible and accountable for ensuring all Covered Officers comply with the requirements of this code.


Adopted: December 16, 2004

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Exhibit A

Persons Covered by this Code of Ethics:
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Michael M. Bissell        President and Treasurer